Exhibit 99.1

Excerpts from Confidential Preliminary Offering Memorandum of Exela Intermediate LLC and Exela Finance Inc., Dated June 19, 2017

COMBINED COMPANY COMPETITIVE STRENGTHS

Exposure to Large, Highly Stable and Information-Intensive Industries

We are a category leader in the BPO industry with a total addressable market of approximately $420 billion in 2016 and expected to grow at a compound annual growth rate (“CAGR”) of 5.7% over the next four years, reaching approximately $520 billion in 2020. Our industry is characterized by rapid technological change, evolving industry standards and changing client preferences. This digital transformation, along with increasing outsourcing of complex, business-critical processes, has created significant demand for our comprehensive solutions.

More than half of our combined pro forma revenue in 2016 was generated from large, highly stable and information-intensive end-markets such as financial services and healthcare. The financial services and healthcare end-markets are projected to grow at approximately 5% and 7% CAGR, respectively, over the next four years. Additionally, these end-markets are highly-regulated. For example, every country in which we provide services has established its own data security and privacy legal framework and in many jurisdictions, enforcement action and consequences for noncompliance are rising. The strict and frequently changing regulations have led companies to increasing rely on specialized expertise of outsourced solutions providers, and we have an established track record with a blue-chip client base as a trusted provider.

With our end-to-end, industry-specific and multi-industry tech-enabled solutions, we are well positioned to capitalize on the secular trends in the BPO industry. Along with our multi-industry solutions, such as payment solutions, finance & accounting solutions, records management and document processing, our clients rely on us for industry-specific solutions and domain expertise that can add significant value to their business processes. We offer industry-specific solutions across multiple end-markets, with offerings including mortgage loan application processing for large global banks, tax returns processing for Departments of Revenue for U.S. states and full life cycle of back-office processes for large insurance companies.

Well Diversified across Clients and End-Markets

We serve a large and diverse base of over 3,500 clients, including over 60% of the Fortune® 100. Our financial services clients include 10 of the top 10 U.S. banks and 9 of the top 10 U.S. insurance companies. Our healthcare clients include 5 of the top 5 healthcare insurance payers and over 900 healthcare providers. SourceHOV’s largest client accounted for less than 7% of 2016 revenue and Novitex’s largest client accounted for approximately 7% of 2016 revenue. Our client revenue streams generally are further diversified through multiple statements of work (“SOWs”) and contracts. For example, revenue from SourceHOV’s largest client is comprised of over 20 independent SOWs. Pro forma for the combination, we will have more than 220 clients contributing at least $1 million in annual Exela revenue.

We enjoy long-standing relationships with our clients as evidenced by average tenure of top 10 clients of 13 years and 20 years for SourceHOV and Novitex, respectively. These sustained relationships are driven by the deeply integrated nature of our service offerings with client systems and our strong value proposition.

Strong Revenue Visibility Driven by Recurring Revenue Characteristics

Our deeply integrated solutions, multi-year contracted nature of work and high renewal rates support a highly recurring revenue base and provide significant revenue visibility—we estimate that at any point in time approximately 90% of our projected revenues for the following twelve months is already accounted for by existing contracts at such point in time. Our recurring revenue base is also driven by high switching costs. On average, it takes 12-18 months for a client to displace or switch vendors due to the deeply integrated nature of our solutions. We believe a switch is not only prolonged, but also highly disruptive, resulting in the process being a significant risk to mission-critical business operations.

We have strong signings and pipeline, with significant new client wins over the past 12-18 months driving further revenue visibility. SourceHOV won approximately 60 new logos in 2016 for recurring transaction processing business and renewed approximately 520 contracts. The total contract value (“TCV”) of new deals signed by SourceHOV was approximately $380 million in 2016. Novitex recently won a large document outsourcing deal with a TCV of approximately $600 million and average annualized contract value (“ACV”) of approximately $60 million.

Strong Asset Light Financial Model Driving Significant Cash Flow Generation

We have an attractive financial profile propelled by an asset light operational model and a highly variable cost structure that drives significant free cash flow generation. Our variable cost structure provides us with significant cost flexibility and downside protection—approximately 70% of SourceHOV costs are variable while 100% of costs for Novitex’s on-site clients are variable. Furthermore, we expect that recent cost savings initiatives implemented at both SourceHOV and Novitex will continue to improve our operating cost structure and support expansion of our margins. The combination enables incremental highly visible and readily achievable cost synergies that we expect will be realized within 3-9 months of closing.

Our asset light operating model has limited capital expenditure requirements (approximately 4% of pro forma revenue for the year ended December 31, 2016) and is designed to generate significant free cash flow in order to service debt and reinvest in the business. Our capital expenditures consist of property, plant & equipment (“PPE”) additions, software capital expenditures, equipment financing and loans, and outsourced contract costs.

Technology and Automation Driving Improved Productivity and Profitability

We are well-positioned to take advantage of industry evolution as potential clients actively shift their businesses away from paper-based to electronic environments. Through increasing reliance on technology and automation instead of manpower, delivery costs are reduced, turnaround time is improved, and accuracy is enhanced by limiting manual touch points and human error. We have been a pioneer and an industry leader in improving cost efficiency in business processes and are primed to leverage our significant investments in technology and automation to further improve productivity, utilization and profitability.

One of the most significant investments SourceHOV has made over the years has been in technology to increase the automation of people-based services. Revenue per head for SourceHOV has more than tripled ($18,000 per FTE in 2007 to $56,000 per FTE in 2016) with headcount being reduced by over 1,000 FTEs as a result of the adoption of its technology-focused strategy. An example of the investments made is the development of classification and optical character recognition engines to improve productivity. Standard platforms and reuse of technology has enabled SourceHOV to accelerate deployment at lower overall cost of ownership.

Similarly, Novitex has made strategic investments in technology to improve production and optimize resources. Novitex has invested approximately $100 million over the past three years in improving technology as well as expanding offering capabilities—the most notable being its investments in off-site MegaCenters, which provide significant growth capacity (current average utilization of approximately 30%). In addition to its investments, Novitex realigned its go-to-market strategy with its clients’ end-markets, which together has helped transform the company into a technology-enabled single source, multi-solution provider.

Highly Experienced Management Team

We benefit from a talented management team that has an average of 19 years of industry experience. Our key executives have significant experience in the technology, financial services and transaction processing services industries. The combination of the management team’s industry experience and demonstrated track record of innovating client-centric technological solutions, growing revenues, realizing cost savings, improving margins and integrating strategic acquisitions represents a key competitive advantage.

The management team has a proven track record of post-acquisition integration and execution of cost saving initiatives. The SourceHOV team has worked together cohesively for many years and has successfully integrated the acquisition of four companies—Lason, HOVServices, BancTec Group (“BancTec”) and TransCentra, Inc. (“TransCentra”). Furthermore, after each of the four acquisitions, the management team achieved and exceeded the initial synergies targets.

SourceHOV and Novitex teams have been working on a core integration plan since the announcement of the transaction. The management team is very confident in its integration plan and realization of synergies based on prior experience and successes, and is highly enthusiastic about Exela’s future path.